Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175050

Prospectus Supplement No. 4

(to prospectus dated July 6, 2011)

This Prospectus Supplement No. 4 supplements and amends the prospectus dated July 6, 2011, or the Original Prospectus, and the other Prospectus Supplements thereto, dated July 27, 2011, August 5, 2011 and August 15, 2011, which we refer to collectively as the Prospectus. The Prospectus relates to the sale of an aggregate of 6,412,500 shares of our common stock, par value $0.0001 per share, by the selling stockholders identified in the Original Prospectus, including their transferees, pledgees, donees or successors.

On August 17, 2011, we filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to the adoption of an Executive Severance Benefit Plan by our Board of Directors. The information set forth below supplements and amends the information contained in the Prospectus. This Prospectus Supplement No. 4 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 4 supersedes the information contained in the Prospectus.

The selling stockholders may sell their shares of common stock from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of common stock by the selling stockholders, other than as a result of the exercise of warrants held by the selling stockholders for cash.

No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering. We have paid the cost of registering the shares of common stock covered by the Prospectus as well as various related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares of common stock.

Our common stock is traded on the NASDAQ Global Market under the symbol “TSRX.” On August 16, 2011, the closing sale price of our common stock on the NASDAQ Global Market was $6.62 per share.

This investment involves risks. See “Risk Factors” on page 11 of the Original Prospectus, as updated by the Prospectus Supplement thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 4 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is August 17, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 11, 2011

TRIUS THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34828	20-1320630
(State of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

6310 Nancy Ridge Drive, Suite 101

San Diego, CA

(Address of principal executive offices)

92121

(Zip code)

(858) 452-0370

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 11, 2011, the Board of Directors (the “Board”) of Trius Therapeutics, Inc. (the “Company”) adopted an Executive Severance Benefit Plan (the “Plan”) providing for certain severance and change of control benefits, on terms recommended by the Compensation Committee of the Board, to the following executive officers of the Company:

•	Jeffrey Stein, Ph.D., Chief Executive Officer

•	John P. Schmid, Chief Financial Officer

•	John Finn, Ph.D., Chief Scientific Officer

•	Philippe Prokocimer, M.D., Chief Medical Officer

•	Kenneth Bartizal, Ph.D., Chief Development Officer

•	Craig Thompson, Chief Commercial Officer

The Plan provides for the payment of certain benefits to each eligible Plan participant upon a termination by the Company without cause or resignation by the Plan participant for good reason, both in connection with a change of control and not in connection with a change of control, and subject to the Plan participant’s effective release of claims and compliance with the other terms of the Plan. In addition, to be eligible for the benefits under the Plan, each participant must timely execute and return a participation agreement, in the form prescribed by the Plan, pursuant to which the participant agrees to be bound by the terms of the Plan.

The material benefits under the Plan are summarized below:

Benefits payable for a covered termination not involving a change in control1

Executive Officer	Cash Payment		Extended Health Plan Benefits[4]	Vesting Acceleration[5]
	Salary[2]	Bonus Payment Eligible
Chief Executive Officer	12 months	Not applicable	12 months	6 months
Chief Financial Officer	6 months	Not applicable	6 months	Not applicable
Chief Scientific Officer	6 months	Not applicable	6 months	Not applicable
Chief Medical Officer	6 months	Not applicable	6 months	Not applicable
Chief Development Officer	6 months	Not applicable	6 months	Not applicable
Chief Commercial Officer	6 months	Not applicable	6 months	6 months

Benefits payable for a covered termination involving a change in control1

Executive Officer	Cash Payment		Extended Health Plan Benefits[4]	Vesting Acceleration[5]
	Salary[2]	Bonus Payment Eligible[3]
Chief Executive Officer	18 months	Yes	18 months	100%
Chief Financial Officer	12 months	Yes	12 months	100%
Chief Scientific Officer	12 months	Yes	12 months	100%
Chief Medical Officer	12 months	Yes	12 months	100%
Chief Development Officer	12 months	Yes	12 months	100%
Chief Commercial Officer	12 months	Yes	12 months	100%

1.	The Plan describes the circumstances that constitute a “covered termination” and a “change in control.”
2.	The Plan provides for a lump-sum cash payment that is equal to the specified number of months of the officer’s base salary.
3.	The Plan provides for a lump-sum cash payment of a pro-rated portion of the officer’s target bonus based upon the amount of time served prior to the covered termination and during the officer’s then-current bonus period.

4.	The Plan provides for the continuation of the participant’s health, dental and vision plan benefits for the specified number of months following a covered termination and a deferral of COBRA coverage until such time as the extended coverage has terminated.
5.	The Plan provides for accelerated vesting of certain outstanding unvested stock options for the specified number of monthly vesting installments upon a covered termination.

The Plan supersedes any and all severance and change of control benefits eligible Plan participants are entitled to pursuant to their existing employment agreements and offer letters with the Company and pursuant to any other agreement, plan, policy or practice maintained or entered into by the Company prior to the adoption of the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Trius Therapeutics, Inc.

Dated: August 17, 2011	By:	/s/ John P. Schmid
	Name:	John P. Schmid
	Title:	Chief Financial Officer